SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

_________________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For May 13, 2004

ING Groep N.V.
Amstelveenseweg 500
1081-KL Amsterdam
The Netherlands

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ______

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report contains a copy of the following:

(1)     The Press Release issued on May 13, 2004

Sydney, Australia • 13 May 2004

ING to Sell Australian Non-Life Insurance Interests

ING Group (ING) announced today that it has entered into a letter of intent regarding the sale to QBE Insurance Group Limited (QBE) of Mercantile Mutual Insurance (Australia) Limited (MMIA), Mercantile Mutual Insurance (Workers Compensation) Limited, and its 50% stake in the QBE Mercantile Mutual joint venture for A$740 million. An additional A$25 million is payable by QBE in February 2007 subject to the run off of pre-joint venture net insurance liabilities.

QBE has also agreed to purchase Mercantile Equities Pty Limited, a small subsidiary of MMIA, the price of which is not material and not included above.

The transactions are expected to be completed by the end of June 2004 and are subject to regulatory approvals.

“This decision is a result of ING’s policy of active management and alignment of its global portfolio of businesses,” said Alexander Rinnooy Kan, Member of the ING Group Executive Board and Chairman of ING Asia/Pacific. “We remain committed to our extensive business interests in Australia and will continue to look for opportunities to build the market shares and returns of these businesses.”

“Our focus in Australia is on enhancing our core wealth management business, including life insurance, funds management and advice; expanding our direct banking business; building our wholesale banking capabilities; and growing our already substantial real estate businesses.”

ING is currently Australia’s fourth largest retail fund manager, the third largest life insurer in terms of new business premiums, and Australia’s leading direct bank. ING is also one of the largest real estate managers and property developers in Australia.

“Since the joint venture with QBE was formed, we’ve seen a strong record of profitability, which has been reflected in the increasingly robust stock market valuations in the sector. Having secured a good price for the transaction, we are now confident that this is an appropriate time to exit this business. General insurance is no longer a core business for ING in Australia,” said Peter Smyth, Regional General Manager of ING Asia/Pacific.

“Importantly, this is a move that QBE has stated will have no impact on the staff, intermediaries and customers who have made the QBE Mercantile Mutual joint venture such a success.”

In Australia, ING is active in life insurance and funds management through its ING Australia joint venture and ING Investment Management. ING also continues to grow its retail banking operations through ING Direct, the most successful direct banking operation in Australia. ING conducts its wholesale, corporate and investment banking activities through ING Bank. Through ING Real Estate, ING manages a significant property portfolio and undertakes major property developments.

ING Investment Banking advised ING Group on the transaction.

Press enquiries:
Sheel Kohli, ING Asia/Pacific, +61 2 9036 8800
Dailah Nihot, ING Group, +31 20 541 6516
Kate Kerrison, Gavin Anderson & Company, +61 413 946 704
Paula Hannaford, Gavin Anderson & Company, +61 413 940 180

ING and QBE established the QBE Mercantile Mutual joint venture in April 1999. The joint venture was formed to manage most of the Australian intermediary sourced general insurance operations of both companies and has generated increasingly attractive returns with minimal capital investment.

ING is a global financial institution of Dutch origin offering banking, insurance and asset management to over 60 million private, corporate and institutional clients in 50 countries. With a diverse workforce of approximately 112,000 people, ING comprises a broad spectrum of prominent companies that increasingly serve their clients under the ING brand.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V. (Registrant)
By:	/s/ H. van Barneveld

H. van Barneveld General Manager Corporate Control & Finance
By:	/s/ C.F. Drabbe

C.F. Drabbe Assistant General Counsel

Dated: May 13, 2004